May 06, 2016

To: Barbara C. Jacobs

      Assistant Director

      United States Security and Exchange Commission

Re: Global Gard, Inc.

Amendment No.9 to Registration Statement on Form S-1

Filed February 01, 2016

File No. 333-203400

In response to your request received on February 08, 2016, is hereby submitted on behalf of Global Gard, Inc. (the “Company”).  Amendment No. 10 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to your request as described below:

Updated the executive compensation disclosure for the fiscal year ended December 31, 2015, the most recently completed fiscal year and respective consent letter to comply with the requirements set forth in Regulation S-K Compliance and Disclosure.

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374